EX-99.1

OwlTing Group (NASDAQ: OWLS) Reports OwlPay Harbor August Payment Volume Nearly Tripled Month Over Month

Annualized payment volume reached approximately US$255 million, up from approximately US$93 million based on July activity

OwlPay Harbor
Annualized Payment Volume

OwlTing
Nasdaq: OWLS

(US $millions)
$255M
+174.6% MoM
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Note: Annualized payment volume is calculated by dividing completed payment volume on OwlPay Harbor during the applicable calendar month by the number of days in that month and multiplying the result by 365. July annualized volume is presented on a basis consistent with August and derived from the same data extraction. The Company previously reported approximately $96M for July, based on data available at the time. Unaudited and derived from the Company's internal records.

Arlington, Virginia, United States, September 1, 2026 – OwlTing Group (NASDAQ: OWLS) ("OwlTing" or the "Company"), the operating brand of OBOOK Holdings Inc., a global fintech company building regulated payment infrastructure, today reported August 2026 operating metrics for OwlPay Harbor, its digital currency-based platform for cross-border enterprise payments.1

1 All money transmission services in the United States are provided by OwlTing USA, Inc. (NMLS ID: 2324336), a wholly owned subsidiary of OBOOK Holdings Inc.

OwlPay Harbor: August 2026 headline metrics, as of August 31, 2026:2

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Annualized payment volume was approximately US$255 million, compared to approximately US$93 million based on July 2026 activity3
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August payment volume increased 174.6% compared to July 2026, the seventh consecutive month-over-month increase in payment volume
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Completed transaction count increased 89.2% compared to July 2026
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Contracted enterprise clients reached 84, compared to 79 as of July 31, 2026; of these, 23 completed payments on the platform during August 20264

Growth in August reflected both a higher number of payments and an increase in average payment size. Clients already live continue to expand their activity, and each newly activated client adds to the base.

Of the 84 enterprise clients under contract at the end of August, 23 sent payments during the month. The other contracted clients were progressing through various stages before production activity, including compliance review, technical integration, corridor testing, and phased activation.

2 All operating metrics in this announcement are unaudited and are derived from the Company's internal records as of the data extraction date, and cover the calendar month of August 2026 unless otherwise stated. Amounts for prior periods reflect data as of the current extraction date and may differ from amounts previously reported, which reflected data available at the time of the applicable announcement. Percentage changes presented in this announcement are calculated from unrounded underlying data derived from a single data extraction.

3 Annualized payment volume is calculated by dividing completed payment volume on OwlPay Harbor during the applicable calendar month by the number of days in that month and multiplying the result by 365. Annualized payment volume for July 2026 is presented on a basis consistent with the August 2026 figure and derived from the same data extraction; the Company previously reported annualized payment volume of approximately US$96 million for July 2026, based on data available at the time of that announcement. Annualized payment volume is a derived operating measure. It does not represent actual historical annual payment volume, contracted payment volume, revenue, or financial guidance, and it should not be used to project future payment volume or revenue. Completed payment volume in any reference period may not be representative of any other period.

4 Enterprise client counts are unaudited and derived from the Company's internal records, including clients with an executed Services Agreement and/or fee schedule with the Company. Clients completing payments during the month refers to contracted enterprise clients that completed at least one payment on OwlPay Harbor during the calendar month. The number of clients completing payments in any given month may vary. The enterprise client count as of July 31, 2026 was previously disclosed. See "OwlTing Group (NASDAQ: OWLS) Reports OwlPay Harbor July Payment Volume Increased 107.6% Month Over Month," issued August 3, 2026 via GlobeNewswire at https://www.globenewswire.com/news-release/2026/08/03/3337383/0/en/owlting-group-nasdaq-owls-reports-owlpay-harbor-july-payment-volume-increased-107-6-month-over-month.html.

“What moves across Harbor is real-world enterprise payments, not digital asset trading activity. Businesses use Harbor to pay freight and shipping invoices, suppliers, and manufacturers,” said Darren Wang, Founder and CEO at OwlTing Group. “We spent years building the regulatory, banking, settlement, and compliance infrastructure required to support this activity before volume arrived. As transaction activity scales, we believe we are beginning to see the operating leverage of that work.”

OwlPay Harbor lets a business in one market pay a supplier, partner, or recipient in another. The payer sends funds in U.S. dollars or digital currencies, and the recipient is paid in their own local currency into a bank account in the destination market. OwlPay earns a fee on each payment completed on the platform, so fee revenue grows with payment volume.

OwlPay Harbor entered commercial scaling in early 2026, following more than five years of investment in payment technology, regulatory infrastructure, banking and settlement relationships, and compliance capabilities. That infrastructure was built ahead of demand, and the Company believes it can support considerably more volume without a proportionate increase in operating cost. The Company will continue to report these metrics consistently through OwlPay Harbor's commercial scaling phase and will disclose any material change in how a metric is defined or calculated.

About OwlTing Group

OwlTing Group (NASDAQ: OWLS) is the operating brand of OBOOK Holdings Inc., a global fintech company building regulated payment infrastructure, founded in Taiwan with subsidiaries across the United States, Japan, Poland, Singapore, Hong Kong, Thailand, and Malaysia. Its OwlPay platform is a fiat-digital currency hybrid payment solution that helps businesses move money across borders in the expanding digital economy. Recognized for rapid growth and industry leadership, OwlTing was ranked No. 226 on the Financial Times and Statista “High-Growth Companies Asia-Pacific 2026” list with a 42% CAGR, and named among the key global players in the “Enterprise & B2B” category by CB Insights. For more information, visit www.owlting.com/portal/?lang=en.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of applicable securities laws. These statements relate to future events or the Company’s future financial or operating performance and involve known and unknown risks and uncertainties that may cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements can often be identified by words such as “may,” “will,” “expect,” “anticipate,” “plan,” “intend,” “believe,” “estimate,” or similar expressions. These forward-looking statements are based on the Company’s current expectations and assumptions and speak only as of the date of this announcement. The Company undertakes no obligation to update any forward-looking statements, except as required by law. Investors are cautioned not to place undue reliance on these statements and are encouraged to review the risk factors described in the Company’s filings with the U.S. Securities and Exchange Commission.

OwlTing Group Media Relations

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OwlTing Group Investor Relations

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